NEWS RELEASE

Crosshair Receives Confirmation of No Further Share Issuance and
Universal Files Statement of Defence and Counterclaim

Dated: May 19th, 2008

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) announces that further to Crosshair’s News Release dated April 28th, 2009 (Crosshair Commences Action Against Universal Uranium) and News Release dated July 30th, 2008 (Crosshair Completes Uranium Property Acquisition), Crosshair has received confirmation that Universal Uranium Ltd. (TSX-V: UUL) (“Universal”) will not receive any further shares or warrants from escrow until there is final resolution to the dispute.

Universal filed a Statement of Defence and Counterclaim in the B.C. Supreme Court on May 13th, 2009.  Universal considers the Crosshair action to be without merit.  Crosshair will file a Statement of Defence to the counterclaim made by Universal and maintains its confidence that its action against Universal is grounded in both fact and law.

As per the Escrow Agreement between Crosshair and Universal dated July 29, 2008 (“Escrow Agreement”), Universal was entitled to receive 1,428,000 Crosshair shares on April 29th, 2009.  As per the Escrow Agreement, Universal was to receive a total of 10,000,000 common shares and 7,500,000 warrants, to be released in equal tranches in three month intervals.  Universal has already received two tranches and the last tranche was scheduled for July 29th, 2010.  As a result of the recently announced legal action by Crosshair against Universal, Crosshair received a letter from its transfer agent and the escrow agent pursuant to the Escrow Agreement, confirming that no more shares or warrants will be released until the legal action has been resolved.  Consequently, the 7,144,000 shares and the 7,500,000 warrants currently in escrow will remain in escrow pending the outcome of the legal action.

Further details of the action can be found in the Writ of Summons and Statement of Claim, which are available on Crosshair’s website at:
http://www.crosshairexploration.com/s/SummonsStatementClaim.asp.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.